Exhibit 99.1

Invitation to TeliaSonera Press and Analyst Conference for the Year-End-Report, 2005, on February 10, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 2, 2006--TeliaSonera (NASDAQ:TLS1V) (STO:TLSIV) (HEX:TLS1V):

Date: Friday, February 10, 2006

Time: 14.00 hours (Stockholm time)

Place: TeliaSonera's Head office, Sturegatan 1, Stockholm

Anders Igel, President and Chief Executive Officer of TeliaSonera and Kim Ignatius, Executive Vice President and Chief Financial Officer of
TeliaSonera will present the year-end-report 2005.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

Press identification card or similar is required.

See also the separate invitation to the Analyst conference call at 16.00 hours (Stockholm time) the same day.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera
(0)8-713 58 30
or
Investor Relations
(0)8-504 550 00